U.S. BANCORP FUND SERVICES, LLC
615 E. Michigan Street
Milwaukee, WI  53202

December 21, 2017

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Rockefeller Equity Allocation Fund (S000043627)
Rockefeller Core Taxable Bond Fund (S000043628)
Rockefeller Intermediate Tax Exempt National Bond Fund (S000043629)
Rockefeller Intermediate Tax Exempt New York Bond Fund (S000043630)

Dear Mr. Gregory:

On behalf of the Trust, submitted herewith via the EDGAR system, are the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to us on November 16, 2017 with regard to the Trust’s Preliminary Proxy Statement and other materials (the “Proxy Statement”), all of which relate to the Rockefeller Equity Allocation Fund, the Rockefeller Core Taxable Bond Fund, the Rockefeller Intermediate Tax Exempt National Bond Fund, and the Rockefeller Intermediate Tax Exempt New York Bond Fund (each a “Fund” and collectively, the “Funds”).  The Proxy Statement was filed with the Commission on November 9, 2017, by the Trust on behalf of the Funds.  The Proxy Statement relates to the Special Meeting of Shareholders (the “Meeting”) of the Funds, which is scheduled to be held on January 31, 2018.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Proxy Statement.

The Trust’s responses to your comments are as follows:

General Comment

1.	Staff Comment: Please include in the Definitive Proxy Statement all information missing in the preliminary proxy statement.

Response:  The Trust responds by supplementally confirming it will include in the Definitive Proxy Statement all information missing in the preliminary proxy statement.

Letter to Shareholders

2.	Staff Comment: Please consider adding a bullet that shareholders may vote in-person at the special meeting.

Response:  The Trust responds by adding the following disclosure to the shareholder letter (addition shown in underline):

“Please take a moment to read this letter about an important matter pertaining to your investment in the Rockefeller Equity Allocation Fund, Rockefeller Core Taxable Bond Fund, Rockefeller Intermediate Tax Exempt National Bond Fund and Rockefeller Intermediate Tax Exempt New York Bond Fund (each a “Fund” and collectively, the “Funds”).  Rockefeller & Co., Inc. (the “Adviser”) has served as the investment adviser to the Funds, each a series of Trust for Professional Managers (the “Trust”), since their inception.  We are pleased to share with you the exciting news that Rockefeller Financial Services, Inc. (“RFS”), the parent company of the Adviser, has entered into a merger agreement with entities currently controlled by (i.e., 100% of the voting securities thereof are indirectly beneficially owned by) Viking Global Investors LP (“Viking”), pursuant to which Rockefeller Capital Management L.P. (“RCM”), a new holding company currently controlled by (i.e., 100% of the voting securities thereof are indirectly beneficially owned by) Viking, will acquire RFS and its subsidiaries, including the Adviser (the “Transaction”).  Enclosed is a Notice, Proxy Statement and Proxy Card(s) for a Special Meeting of Shareholders (the “Special Meeting”) of the Funds.  The Special Meeting is scheduled for January 31, 2018 and will be held at 10:00 a.m., Central Time at the offices of U.S. Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.  If you are a shareholder of record of one or more of the Funds as of the close of business on January 31, 2018, you are entitled to vote in person or by proxy at the Special Meeting and any adjournment thereof.”

Questions and Answers

3.
Staff Comment:  The Staff notes the response to the question, “What am I being asked to vote on?”, in particular the description of ownership and the transaction between Rockefeller Financial Services, Inc. (“RFS”) and Viking Global Investors LP (“Viking”) (the “Transaction”), requires clarification. Specifically:

a.	please specify the investment fund affiliated with Viking;
b.	clarify what is meant by “a controlling interest”;
c.	consider revising the disclosure with respect to the role of Viking and what the ownership interests will be so that it is consistent throughout the document;
d.	with respect to the remaining equity, clarify:
i.	who the “certain directors” are and whether they are interested directors; and
ii.	who the “members of management” are.
e.	specify the percentage ownership of the remaining equity holders.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline and strikethrough):

“In connection with a transaction that is expected to close in the first quarter of 2018, Rockefeller Financial Services, Inc. (“RFS”), the parent company of the Adviser, has entered into a merger agreement with entities currently controlled by (i.e., 100% of the voting securities thereof are indirectly beneficially owned by) Viking Global Investors LP (“Viking”), pursuant to which Rockefeller Capital Management L.P. (“RCM”), a new holding company currently controlled by (i.e., 100% of the voting securities thereof are indirectly beneficially owned by) Viking, will acquire RFS and its subsidiaries, including the Adviser (the “Transaction”).  Viking is the investment adviser to Viking Global Opportunities LP and Viking Global Opportunities III LP, which currently are expected to indirectly own approximately 89.7% of the economic interests of RCM upon completion of the Transaction, ~~an investment fund affiliated with Viking will hold a controlling interest in RCM~~, with the remaining economic interests of RCM to be~~equity~~ held by (i) a Rockefeller Family Trust, (ii) certain current directors of the Adviser, and (iii) members of management of RCM.  ~~Viking is partnering in the Transaction with~~ Gregory J. Fleming is currently acting as a consultant to RCM and will become Chief Executive Officer of RCM after consummation of the Transaction.  Mr. Fleming will have an economic interest in RCM upon consummation of the Transaction.”

4.	Staff Comment: Please consider revising the disclosure to clarify Mr. Gregory J. Fleming’s role in the Transaction and his ownership of Rockefeller Capital Management (“RCM”).

Response:  Please see the Trust’s response to Comment 3 above for revised disclosure.

5.
Staff Comment:  Please revise the disclosure in the last sentence of the third paragraph under the Question, “What am I being asked to vote on?” to affirmatively state that the Adviser’s portfolio management team that currently manages the Funds will continue to manage the Funds pursuant to the Funds’ existing strategies and guidelines.  Please make corresponding changes throughout the Definitive Proxy Statement.  If the Adviser is unable to make such affirmative statement, please supplementally explain to the Staff.

Response:  The Trust responds by revising the applicable disclosure as follows:

“It is the Adviser’s current intention that following the closing of the Transaction, the Adviser’s portfolio management team that currently manages the Funds will continue to manage the Funds pursuant to the Funds’ existing strategies and guidelines.”

6.
Staff Comment:  Please state, if true, the Board of Trustees of the Trust is composed of all or a majority of Independent Trustees.  Please make corresponding changes throughout the Definitive Proxy Statement.

Response:  The Trust responds by revising the applicable disclosure throughout the Definitive Proxy Statement to clarify the Board of Trustees is composed of a majority of trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

7.
Staff Comment:  Please disclose the “other alternatives” for the Funds the Board will have to consider if shareholders do not approve the New Investment Advisory Agreement within 150 days after the effective date of the Interim Advisory Agreement.

Response:  The Trust responds by revising the disclosure as follows.

“If Fund shareholders do not approve a New Investment Advisory Agreement with the Adviser as the investment adviser for the Funds within 150 days after the effective date of the Interim Advisory Agreement, the Board will have to consider other alternatives for the Funds including, but not limited to, the consideration of other investment advisers and the liquidation of the Funds.”

8.	Staff Comment: Please disclose the estimated amount of expenses incurred in connection with the preparing the Proxy Statement.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“Answer:
The expenses incurred in connection with preparing the Proxy Statement and its enclosures and all related legal and solicitation expenses will be paid by the Adviser. The estimated cost of the solicitation is $7,800.”

Proxy Statement - Background

9.
Staff Comment:  Where discussing the ownership of RCM following the Transaction, the disclosure indicates certain members of management and certain directors will own equity in RCM.  The Staff notes holding equity ownership in RCM may be deemed to be having an interest in the approval of the New Investment Advisory Agreement as it relates to the Transaction.  Please refer to Item 22(c)(6) of Schedule 14A.

Response:  The Trust responds by respectfully declining to make revisions associated with this comment.  The Trust further responds by supplementally confirming that no director or trustee of the Funds has an interest in the approval of the New Investment Advisory Agreement and, accordingly, Item 22(c)(6) of Schedule 14A is not applicable. The Trust further responds by revising the disclosure to clarify the directors and members of management referenced in the Proxy Statement are directors and members of management of the Adviser or the parent of the Adviser.

10.
Staff Comment:  As previously stated, the discussion related to the nature of the Transaction is complex and needs clarification.  Specifically, the disclosure should be responsive to Item 22(c)(3) and, if applicable, Item 22(c)(6) of Schedule 14A.  With respect to equity ownership, please specify the equity ownership percentages of the directors and/or members of management.  If specific percentages are not known, please revise the discussion so that the disclosure is not materially misleading. Please make corresponding changes throughout the Definitive Proxy Statement.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline and strikethrough):

“The Adviser has served as the investment adviser to the Funds since their inception.  In a transaction that is expected to close in the first quarter of 2018, Rockefeller Financial Services, Inc. (“RFS”), the parent company of the Adviser, has entered into a merger agreement with entities currently controlled by (i.e., 100% of the voting securities thereof are indirectly beneficially owned by) ~~an investment fund affiliated with~~ Viking Global Investors LP (“Viking”), pursuant to which Rockefeller Capital Management L.P. (“RCM”), a new holding company currently controlled by (i.e., 100% of the voting securities thereof are indirectly beneficially owned by) Viking, will acquire RFS and its subsidiaries, including the Adviser (the “Transaction”).  Viking is the investment adviser to Viking Global Opportunities LP and Viking Global Opportunities III LP, which currently are expected to indirectly own approximately 89.7% of the economic interests of RCM upon completion of the Transaction, ~~an investment fund affiliated with Viking will hold a controlling interest in RCM,~~ with the remaining economic interests of RCM to be~~equity~~ held by (i) a Rockefeller Family Trust, (ii) certain current directors of the Adviser, and (iii) members of management of RCM.  ~~Viking is partnering in the Transaction with~~ Gregory J. Fleming is currently acting as a consultant to RCM and~~, who~~ will become Chief Executive Officer of RCM after ~~the~~ consummation of the Transaction.  Mr. Fleming will have an economic interest in RCM upon consummation of the Transaction.  It is the Adviser’s current intention~~It is expected~~ that following the close of the Transaction, the Adviser’s portfolio management team that currently manages the Funds will continue to manage the Funds pursuant to the Funds’ existing strategies and guidelines.”

11.	Staff Comment: Please revise the disclosure to clarify the nature of the partnership between Viking and Mr. Fleming as it relates to the Transaction.

Response:  Please see the Trust’s response to Comment 10 above for revised disclosure.

12.
Staff Comment:  With respect to the basis of control of the Adviser and each parent of the Adviser, please disclose the names of the general partners having the three largest partnership interests in Viking.  The Staff refers the Trust to Instruction 2 to Item 22(c)(3) of Schedule 14A.

Response:  The Trust responds by directing the Staff to its response to Comment 26 below for disclosure responsive to Instruction 2 to Item 22(c)(3) of Schedule 14A.

13.	Staff Comment: If applicable, please add disclosure responsive to Instruction 2 to Item 22(c)(6) of Schedule 14A. If the Trust is not able to provide such information, please supplementally explain.

Response:  The Trust responds by supplementally confirming Instruction 2 to Item 22(c)(6) is not applicable to the Definitive Proxy Statement, as no Trustee had or will have any material interest, direct or indirect, in any material transactions to which the Adviser, any parent or subsidiary of the Adviser, or any subsidiary of the parent of such entities was or is to be a party, including the Transaction.

14.	Staff Comment: Please clarify if the New Investment Advisory Agreement was approved by all Independent Trustees. Please make corresponding changes throughout the Definitive Proxy Statement.

Response:  The Trust responds by revising the applicable disclosure to clarify the New Investment Advisory Agreement was unanimously approved by the Board, including all of the Independent Trustees.

Proxy Statement - Other Legal Requirements under the 1940 Act

15.
Staff Comment:  In the third line of the first paragraph, please replace the term “change of control” with “the sale of securities or other interest in the investment adviser resulting in the assignment of the investment advisory contract or change in control of the adviser” for consistency with Section 15(f).

Response:  The Trust responds by making the requested revision.

16.	Staff Comment: In the fifth line of the first paragraph, please replace the term “change of control” with “Transaction”.

Response:  The Trust responds by making the requested revision.

17.	Staff Comment: Please add disclosure specifically stating there will be no unfair burden imposed on the Funds as a result of the assignment of the Current Investment Advisory Agreement.

Response:  The Trust responds by adding the following disclosure after the second paragraph under the heading “Other Legal Requirements under the 1940 Act”:

“Based on the foregoing, the Board determined that there was no “unfair burden” imposed as a result of the Transaction, and the Trust will ensure that the two conditions set forth in Section 15(f) will continue to be satisfied for the required time period.”

18.
Staff Comment:  The Staff does not believe the fee waiver alone is necessarily reflective of the fact there is no unfair burden on the Funds.  In addition, the Staff also questions whether the recoupment of previously waived fees and paid expenses is an example of an unfair burden.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust notes that the current disclosure indicates that the current fee waiver arrangement will not change following the Transaction, which the Trust believes supports the fact that no unfair burden will be imposed on the Funds as a result of the Transaction.

19.
Staff Comment:  Please consider whether the waiver and recoupment disclosure are examples that no unfair burden will be imposed on the Funds as a result of the Transaction.  In addition, please provide additional examples or disclosure describing how the Transaction will not result in an unfair burden on the Funds.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust believes that, because no changes will be made to the current fee waiver and recoupment arrangements, such arrangements are not examples of an unfair burden that will be imposed on the Funds as a result of the Transaction.  The Trust further believes that the current disclosure sufficiently describes how the Transaction will not result in an unfair burden on the Funds.

20.
Staff Comment:  With respect to the second condition, the Staff notes that to rely on Section 15(f), 75% of the Fund’s board of trustees must be Independent Trustees during the three-year period immediately following consummation of the Transaction.  Please revise the disclosure to affirmatively state the Trust will meet this 75% requirement for the required three-year period.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline and strikethrough):

“The second condition specifies that, during the three-year period immediately following consummation of the transaction, at least 75% of a fund’s board of trustees must be Independent Trustees.  The Board currently meets this 75% requirement and will satisfy ~~it will undertake~~ this requirement for the required three-year period.”

Proxy Statement - Compensation Paid to the Adviser

21.	Staff Comment: Please disclose the expiration date of the current operating expense limitation agreement.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline and strikethrough):

“In connection with the Current Investment Advisory Agreement, the Adviser has entered into an operating expense limitation agreement that limits total annual operating expenses to 1.25% of the Equity Allocation Fund’s average annual net assets, and 0.85% of the average annual net assets for each of the Core Taxable Bond Fund, the Tax Exempt National Bond Fund, and the Tax Exempt New York Bond Fund through at least March 30, 2019.  Additionally, in the event a Fund’s operating expenses, as accrued each month, exceeds a Fund’s annual expense limitation, the Adviser has agreed to pay to such Fund, on a monthly basis, the excess expenses within 30 days of notification that such payment was due.  The current operating expense limitation will terminate upon the termination of the Current Investment Advisory Agreement and a new agreement between the Adviser and the Trust, on behalf of the Funds (the “New Expense Limitation Agreement”), will become effective in conjunction with the New Investment Advisory Agreement.  The New Expense Limitation Agreement~~this operating expense limitation~~ will continue ~~under a new operating expense limitation agreement between the Adviser and the Trust, on behalf of the Funds,~~ for a period of at least two (2) years from the effective date of the New Investment Advisory Agreement, which is expected to be January 31, 2018.”

22.	Staff Comment: Please describe the terms of the new operating expense limitation agreement for each Fund.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment, as a description of the new operating expense limitation agreement is not required by Schedule 14A.  The Trust further responds by supplementally stating it believes the current disclosure sufficiently describes the terms of the current operating expense limitation agreement, the terms of which are substantially identical to the New Expense Limitation Agreement.

Proxy Statement - Information about the Adviser

23.
Staff Comment:  Please describe any arrangement or understanding made in connection with the approval of the New Investment Advisory Agreement with respect to the possible reconstitution of the board following the closing of the Transaction.  The Staff refers the Trust to Item 22(c)(12) of Schedule 14A.

Response:  The Trust responds by supplementally confirming that Item 22(c)(12) is not applicable to the Definitive Proxy Statement.  The Trust however, will revise the applicable disclosure to clarify any possible reconstitution of the board refers to the board of directors of the Adviser, not the Board of Trustees of the Trust.

24.
Staff Comment:  Based on the letter to shareholders, there appears to have been a decision as to who will be officers and/or directors following the closing of the Transaction.  Please revise the applicable disclosure adjacent to the current table or add a separate table.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline):

“The following table sets forth the name, position and principal occupation of each person who is currently a principal executive officer or a director of the Adviser, each of whom is located at the Adviser’s principal office location.  The decision as to the principal officers and the board of the Adviser following the closing of the Transaction has not been made at this time, and it is possible that one or more new principal officer(s) may be appointed and the board may be reconstituted.  Also, following completion of the Transaction, three of the Adviser’s current directors – current President and Chief Executive Officer Reuben Jeffery III, David Rockefeller, Jr. and Peter M. O’Neill – will be directors of RCM.”

25.	Staff Comment: In the description of the Adviser, please consider using the term “currently” where appropriate.

Response:  The Trust responds by making the requested revisions.

26.	Staff Comment: Please provide the address or addresses of the parent of the Adviser and its parent both before and after the closing of the Transaction.

Response:  The Trust responds by revising the applicable disclosure and revising the table as follows (changes shown in underline):

“The following table sets forth the name of each person that owns and ~~is expected to own of record, or beneficially,~~ 10% or more of the outstanding voting securities of the Adviser prior to ~~following~~ the closing of the Transaction.

Name	% of Voting Securities Held Prior to the Closing of the Transaction
Rockefeller Financial Services, Inc. 10 Rockefeller Plaza, Floor 3, New York, NY 10020	100%

The following table sets forth the name of each parent of the Adviser and each person that is expected to indirectly beneficially own 10% or more of the outstanding voting securities of the Adviser following the closing of the Transaction.

Name	% of Voting Securities Held Following the Closing of the Transaction
Rockefeller Capital Management(1) 10 Rockefeller Plaza, Floor 3, New York, NY 10020	100%
Viking Global Investors LP(2) 55 Railroad Avenue, Greenwich, Connecticut 06830	89.7%(3)
(1)	Direct parent company of the Adviser following the Transaction.
(2)
Viking Global Partners LLC is the general partner of Viking Global Investors LP. Its address is 55 Railroad Avenue, Greenwich, Connecticut 06830. O. Andreas Halvorsen, David C. Ott, and Rose Shabet, as Executive Committee Members of Viking Global Partners LLC, have shared authority to dispose of and vote the voting securities beneficially owned by Viking and their business address is 55 Railroad Avenue, Greenwich, Connecticut 06830.  None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any interests of RCM.

(3)
Indirect beneficial ownership of the Adviser.  Upon closing of the Transaction, the remaining voting securities of the Adviser are expected to be beneficially owned by (i) a Rockefeller Family Trust, (ii) certain current directors of the Adviser, and (iii) members of management of RCM. None of these interest holders are expected to individually beneficially own 10% or more of the outstanding voting securities of the Adviser.

27.	Staff Comment: The Staff notes Instruction 2 to Item 22(c)(3) appears to apply with respect to Viking. Please revising the disclosure accordingly.

Response:  The Trust responds by referring the Staff to the revisions made in response to Comment 26 above.

28.	Staff Comment: If applicable, please include disclosure that is responsive to Items 22(c)(4), (5) and (10) of Schedule 14A.

Response:  The Trust responds by supplementally confirming Items 22(c)(4), (5) and (10) of Schedule 14A are not applicable to the Definitive Proxy Statement.

Proxy Statement - Summary of the New Investment Advisory Agreement and the Current Investment Advisory Agreement

29.
Staff Comment:  The Staff notes the Proxy Statement should describe all material terms of the New Investment Advisory Agreement and should not be qualified by reference to an exhibit.  Accordingly, please delete any such disclosure.

Response:  The Trust responds by making the suggested deletion in the Definitive Proxy Statement.

Proxy Statement - Board Recommendation of Approval

30.	Staff Comment: In the third line of the first paragraph under the heading “Board Recommendation of Approval”, please clarify who provided materials to the Board.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline):

“In reaching its decision to recommend the approval of the New Investment Advisory Agreement, the Board, including a majority of the Independent Trustees, met in person at a special meeting held on November 3, 2017, during which the Board reviewed materials related to the Adviser, which were provided by the Adviser and by the Funds’ administrator based, in part, on information provided by the Adviser.”

31.	Staff Comment: With respect to the “other factors deemed relevant” by the Board, please describe such other factors or delete the disclosure.

Response:  The Trust responds by deleting the disclosure.

32.
Staff Comment:  With respect to the discussion of the primary reasons for the selection of the Adviser as the Funds’ investment adviser and the Board recommendation of approval, please disclose whether the Board discussed any issues adverse to the adoption of a new investment advisory agreement with the Adviser.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust further responds by supplementally stating the disclosure provided in the Definitive Proxy Statement accurately reflects the material factors considered by the Board related to the adoption of the New Investment Advisory Agreement with the Adviser.

33.
Staff Comment:  Please consider revising the discussion of “Investment Performance of the Adviser and the Funds” to include additional information regarding the performance of each Fund relative to its benchmarks or peer group of funds with a similar investment objective to that of the Fund.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment because the Board reviewed the performance of each Fund relative to a benchmark index and a peer group, such review is disclosed in the discussion, and the Trust declines to incorporate any more specific disclosure in the discussion.

34.
Staff Comment:  Given the expense ratio for the Institutional Class of some of the Funds was above its respective Morningstar Peer Group average, please explain why the Board concluded the Funds’ expenses and management fees paid to the Adviser were fair and reasonable in light of comparative expense information.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust believes the current disclosure, which states that the Trustees concluded that the Funds’ expenses and the management fees paid to the Adviser were fair and reasonable in light of the comparative performance, expense and management fee information, is sufficient.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers